BB 9/5


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 0 2007
WASH. D.C.
186

UNITEDS
SECURITIESANDEXCH
Washington, I



07007970

OMB APPROVAL	
/IB Number:	3235-0123
pires:	January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Ridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1895 Walt Whitman Road
(No. and Street)

Melville (City) New York (State) 11747-3031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Levy (631) 420-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawrence B. Goodman & Co., PA
(Name – *if individual, state last, first, middle name*)

32-16 Broadway (Address) Fair Lawn (City) New Jersey (State) 07410 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/6

OATH OR AFFIRMATION

I, Daniel Levy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Ridge Securities Corp., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROL A. DZIKO[illegible]
Notary Public, State of N[illegible] [illegible]k
No. 52-4638234
Qualified in Suffolk County
Comm. Exp. March 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: North Ridge Securities Corp [13]	SEC FILE NO.: 8-42879 [14]
	FIRM ID. NO.: 20-798 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 1895 Walt Whitman Road [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 04/01/07 [24]
Melville [21] (City) NY [22] (State) 11747 [23] (Zip Code)	AND ENDING (MM/DD/YY): 06/30/07 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Daniel R. Levy [30]	(Area Code)—Telephone No.: (631) 420-4242 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 13th day of August 19 2007

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Lawrence B. Goodman & Co., PA

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

32-16 Broadway	Fair Lawn	NJ 70	07410
ADDRESS Number and Street	City	State	Zip Code

71 72 73 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER North Ridge Securities Corp | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/07 [99]
SEC FILE NO. 8-42879 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 351,684 [200]		$ 351,684 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	25,000 [295]		
B. Other	[300]	$ [550]	25,000 [810]
3. Receivables from non-customers	1,627,485 [355]	[600]	1,627,485 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes: market value of collateral:	[470]	[640]	[890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 2,004,169 [540]	$ [740]	$ 2,004,169 [940]

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER North Ridge Securities Corp as of 06/30/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers	1,788,495	1155		1355	1,788,495	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	932	1205		1385	932	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsider: $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 1,789,427	1230	$	1450	$ 1,789,427	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			10,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			204,742	1794
E. Total			214,742	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 214,742	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 2,004,169	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER North Ridge Securities,Corp

For the period (MMDDYY) from 04/01/07 [3932] to 06/30/07 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	3,413,514	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue		3995
9. Total revenue	$ 3,413,514	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits	24,584	4115
12. Commissions paid to other broker-dealers	2,687,099	4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	3,714	4195
15. Other expenses	693,927	4100
16. Total expenses	$ 3,409,324	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 4,190	4210
18. Provision for Federal income taxes (for parent only)	692	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 3,498	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 1,894	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER North Ridge Securities Corp **as of** 06/30/07

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 8-17574 (A) 4335	Y	4570
D. (k) (3)—Exempted by order of the Commission		4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER North Ridge Securities Corp **as of** 06/30/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 214,742	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			214,742	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 214,742	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 214,742	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 214,742	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER North Ridge Securities Corp as of 06/30/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 119,355	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 119,355	3760
14.	Excess net capital (line 10 less 13)	$ 95,387	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 35,799	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,789,427	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 1,789,427	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 833.29	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ -0-	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ N/A 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER North Ridge Securities Corp

For the period (MMDDYY) from 04/01/07 to 06/30/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 211,244	4240
A. Net income (loss)			3,498	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 214,742	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

NORTH RIDGE SECURITIES CORP.

FINANCIAL STATEMENTS

JUNE 30, 2007



LAWRENCE B. GOODMAN & CO., P.A. CERTIFIED PUBLIC ACCOUNTANTS

Lawrence B. Goodman, CPA*
Richard B. Klein
Catherine Marotta, CPA

David J. Goodman, CPA, MST*
William R. Lungren, CPA
Jacqueline M. Shamieh, CPA
*Certified in New Jersey and New York

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors of
North Ridge Securities Corp.
1895 Walt Whitman Road
Melville, New York 11747-3031

We have audited the accompanying statement of financial condition of North Ridge Securities Corp., as of June 30, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Ridge Securities Corp. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence B. Goodman & Co. P.A.

Lawrence B. Goodman & Co. P.A.
Certified Public Accountants

Fair Lawn, New Jersey
July 16, 2007

32-16 Broadway • Fair Lawn, N.J. 07410 • Phone (201) 791-8300 • Fax (201) 791-5257
11 Abrams Road • Central Valley, N.Y. 10917 • Phone (845) 928-9025
E-Mail: information@Lbgcpas.com

NORTH RIDGE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Current Assets		
Cash and cash equivalents	$ 351,684	
Commissions receivable	1,627,485	
Total current assets		$1,979,169
Other Assets		
Security deposit		25,000
Total Assets		$2,004,169

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued expenses	$1,757,427	
Due to affiliates	32,000	
Total current liabilities		$1,789,427
Stockholder's Equity		
Capital stock	10,000	
Retained earnings	204,742	
Total stockholder's equity		214,742
Total Liabilities and Stockholder's Equity		$2,004,169

See accountant's opinion and notes to financial statements.

NORTH RIDGE SECURITIES CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2007

Income		
Commission income		$10,916,585
Operating Expenses		
Management fees	$2,229,000	
Commissions	8,304,903	
Rent and utilities	154,705	
Wages	88,666	
Payroll taxes	7,596	
Office expenses	36,340	
Insurance	6,455	
Telephone	8,880	
Fees and licenses	64,640	
Total operating expenses		10,901,185
Income before provision for Federal and State income taxes		15,400
Provision for Federal and State income taxes		3,374
Net income		$ 12,026

See accountant's opinion and notes to financial statements.



NORTH RIDGE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock	*Retained Earnings*	*Total*
Stockholder's equity July 1, 2006	$10,000	$192,716	$202,716
Net income	-	12,026	12,026
Stockholder's equity June 30, 2007	$10,000	$204,742	$214,742

See accountant's opinion and notes to financial statements.

NORTH RIDGE SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:		
Net income		$ 12,026
Changes in assets and liabilities:		
Increase in commissions receivable	($502,886)	
Decrease in prepaid expenses	476	
Increase in accrued expenses	549,743	
Decrease in amounts due to affiliated company	(43,000)	
Total adjustments		4,333
Net cash provided by operating activities		16,359
Cash and cash equivalents at beginning of year		335,325
Cash and cash equivalents at end of year		$351,684

Supplemental Cash Flow Information

Interest paid	$ -
Income taxes paid	$ 1,966

See accountant's opinion and notes to financial statements.

DESCRIPTION OF BUSINESS

North Ridge Securities Corp. is a broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and Securities Investor Protection Corporation (SIPC). Their place of business is located at 1895 Walt Whitman Road, Melville, New York 11747-3031.

SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which require management to use its judgment in making certain estimates and assumptions that effect the amounts reported in the financial statements. Actual results could differ from these estimates.

All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

CASH AND CASH EQUIVALENTS

The Company maintains cash balances at Chase Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. As of June 30, 2007, the amount that exceeded the federally insured limits was $275,178.

AFFILIATED COMPANY TRANSACTIONS-MANAGEMENT FEES

North Shore Capital Management Corp. performs some of the administrative duties for North Ridge Securities Corp. The Company pays NSCMC a management fee to cover these expenses. North Ridge Securities Corp. paid $2,229,000 for these services for the year ended June 30, 2007.

CAPITAL STOCK

The authorized, issued and outstanding shares of capital stock at June 30, 2007, were as follows:

Common stock, without par value, authorized 300 shares; issued and outstanding 250 shares.

NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subjected to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $5,000. At June 30, 2007, the Company had net capital of approximately $214,742, which exceeded the minimum requirement by approximately $95,387.

INCOME TAXES

Tax provisions are as follows:

State	$1,177
Federal	2,197
	$3,374

CUSTOMER TRANSACTIONS

The Company has entered into dealer arrangements with various mutual fund distributors. The Company acts as agent in executing mutual fund transactions on behalf of its customers. The customers are carried on a fully disclosed basis by the various mutual fund complexes.

As an introducing broker, the Company has its customers' securities transactions cleared by a clearing broker pursuant to a clearance agreement.

While the Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the customer accounts introduced by the Company, the clearing broker maintains the responsibility of margining such accounts and determining adequate collateralization.

SCHEDULE I

NORTH RIDGE SECURITIES CORP.

NET CAPITAL COMPUTATION

JUNE 30, 2007

Total Assets	$2,004,169
Less: Liabilities	1,789,427
Net Worth	214,742
Less: Non-Allowable Assets	-
Current Capital	214,742
Less: Haircuts	-
Adjusted net capital	$ 214,742
Percentage of aggregate indebtedness to net capital	833.29%

There are no material differences between the adjusted net capital as reported on this exhibit and the net capital reported on Part IIA of the Focus Report (form X-17a-5)



See accountant's opinion.

SCHEDULE II

NORTH RIDGE SECURITIES CORP.

STATEMENT

JUNE 30, 2007

Inadequacies in accounting systems, internal control and procedures for safeguarding securities:

NONE

See accountant's opinion.



LAWRENCE B. GOODMAN & CO., P.A. CERTIFIED PUBLIC ACCOUNTANTS

Lawrence B. Goodman, CPA*
Richard B. Klein
Catherine Marotta, CPA

David J. Goodman, CPA, MST*
William R. Lungren, CPA
Jacqueline M. Shamieh, CPA
*Certified in New Jersey and New York

To The Board of Directors of
North Ridge Securities Corp.
1895 Walt Whitman Road
Melville, New York 11747-3031

In planning and performing our audit of the financial statements of North Ridge Securities Corp. (the Company) as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures following by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 .

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

32-16 Broadway • Fair Lawn, N.J. 07410 • Phone (201) 791-8300 • Fax (201) 791-5257
11 Abrams Road • Central Valley, N.Y. 10917 • Phone (845) 928-9025
E-Mail: information@Lbgcpas.com

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management of North Ridge Securities Corp., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lawrence B. Goodman & Co. P.A.

Lawrence B. Goodman & Co. P.A.
Certified Public Accountants

Fair Lawn, New Jersey
July 16, 2007

END